SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February 2004

Commission file number: 001-16143

SCHERING AKTIENGESELLSCHAFT

Muellerstrasse 178

13353 Berlin

Federal Republic of Germany

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X] Form 40-F [_]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes [_] No [X]

PRESS RELEASE

(All figures mentioned in this press release are preliminary and unaudited.)

Preliminary Report:
Schering AG Group reports organic growth of 6% in 2003

Berlin, February 5, 2004 - Schering AG Group, Germany (FSE: SCH, NYSE: SHR), reported an organic growth in net sales of 6% in 2003. The positive development in the third quarter continued in the fourth quarter. The consistently strong euro impacted fiscal year 2003’s group sales by –9%; structure effects amounted to –1%. In euros, total net sales decreased by 4% to EUR4,828m.

Schering’s top-10 selling products increased by 12% after adjusting for currency effects. The innovative oral contraceptive Yasmin® continued to gain market share in major countries and more than doubled net sales in local currencies. The top-selling product Betaferon® grew continuously in its markets (+8% after adjusting for currency effects). Net sales of Campath®, a product from Schering’s oncology portfolio, further increased to EUR63m (+58% after adjusting for currency effects).

For fiscal year 2003, Schering expects an operating profit of EUR686m. The consistently negative currency effects as well as expenses in connection with further job reductions in Germany have impacted the fourth quarter operating profit. Net profit is expected to be EUR443m. This corresponds to earnings per share of EUR2.28 (–3% below last years comparable figure*).

“In 2003, Schering’s ability to perform in a very difficult environment prevailed,” said Dr. Hubertus Erlen, CEO and Chairman of the Executive Board of Schering AG. “In the area of fertility control, for example, net sales of Yasmin® doubled and net sales of Mirena® continued to increase. Additional product improvements contributed to the continuous growth of Betaferon®. In the field of oncology, net sales of Campath® increased outstandingly. In the future, we will focus our resources on promising business fields in order to realize our Company’s full potential.”

“For the upcoming year, we expect mid-single digit growth in net sales in local currencies”, said Dr. Jörg Spiekerkötter, CFO of Schering AG. “We will keep on raising our profitability by tightening our structures and processes. For fiscal year 2003, we propose to distribute a dividend of EUR0.93 per share, the same amount as for 2002.”

* 2002 figures adjusted for one-time effects, in particular from the sale of our interest in Aventis CropScience

OUTLOOK 2004

Driven by strong growth in the U.S. and the launch of several new products, we expect growth of net sales in a mid-single digit range in local currencies.

We expect the operating profit to be above the 2003 operating profit (before certain special items, see explanation below). This assumption is based on a solid underlying business in local currencies and strict cost containment measures, taking into account significant currency effects and government imposed price cuts in Germany and Japan.

We forecast earnings per share to remain at the level of 2003 (before certain special items).

Our guidance is based on an exchange rate of U.S.-$1.20 per EUR.

Net profit for fiscal year 2003 includes certain special items: gains from cash flow hedges (EUR66m before tax, EUR39m after-tax) and tax-free gains from the divestiture of our Finnish domestic business (EUR22m). Based on 2003 preliminary results, operating profit before certain special items is EUR620m and earnings per share before certain special items is EUR1.97.

A reconciliation of operating profit and earnings per share as reported under International Financial Reporting Standards (IFRS) to operating profit and earnings per share adjusted for certain special items is presented in the following table:

(in EUR millions except per share amounts)	2003
Operating profit (as per IFRS)	686
Gains related to cash flow hedges	–66
Operating profit (adjusted)	620
Earnings per share (as per IFRS)	2.28
Gains related to cash flow hedges	–0.20
Gains related to the divestiture of our Finnish domestic business	–0.11
Earnings per share (adjusted)	1.97

Schering will publish its consolidated financial statements for 2003 at its Annual Press Conference on March 5, 2004.

Sales trends by products

Top-selling products			Sales Q1-4/2003	Change from Q1-4/2002
			EURm	total	currency adjusted
1.	Betaferon®/Betaseron®	(therapeutics)	770	–2%	+8%
2.	Magnevist®	(diagnostics)	300	–7%	+5%
3.	Yasmin®	(fertility control)	290	+91%	+115%
4.	Iopamiron®	(diagnostics)	263	–12%	–2%
5.	Ultravist®	(diagnostics)	236	–2%	+4%
6.	Diane®	(gynecology)	202	–10%	–4%
7.	Mirena®	(fertility control)	164	+20%	+29%
8.	Fludara®	(therapeutics)	140	–6%	+5%
9.	Microgynon®	(fertility control)	122	–6%	+7%
10.	Meliane®	(fertility control)	119	–6%	+1%
	Total		2,606	+2%	+12%
Total as % of Group sales			54%

Sales trends by Region

Q1-4/2003

Net sales by Region	EURm		Change from Q1-4/2002				% of total
	Q1-4/2003	Q1-4/2002	total	volume/price	currency	structure*	Q1-4/2003	Q1-4/2002
Europe Region	2,387	2,357	+1%	+5%	–1%	–3%	49%	47%
United States Region	1,203	1,282	–6%	+10%	–19%	+3%	25%	25%
Japan Region	517	579	–11%	–1%	–10%	0%	11%	12%
Latin America/ Canada Region	383	430	–11%	+15%	–26%	0%	8%	9%
Asia/Middle East Region	199	224	–11%	–1%	–10%	0%	4%	4%
Other Activities	139	151	–8%	–5%	–3%	0%	3%	3%
Total	4,828	5,023	–4%	+6%	–9%	–1%	100%	100%

Q4/2003

Net sales by Region	EURm		Change from Q4/2002				% of total
	Q4/2003	Q4/2002	total	volume/price	currency	structure*	Q4/2003	Q4/2002
Europe Region	613	587	+4%	+8%	–1%	–3%	48%	46%
United States Region	329	342	–4%	+15%	–19%	0%	26%	27%
Japan Region	148	155	–5%	+2%	–7%	0%	12%	12%
Latin America/ Canada Region	104	104	0%	+16%	–16%	0%	8%	8%
Asia/Middle East Region	43	48	–9%	+1%	–10%	0%	3%	4%
Other Activities	38	35	+10%	+11%	–1%	0%	3%	3%
Total	1,275	1,271	0%	+9%	–8%	–1%	100%	100%

* Effects from acquisitions and divestitures

Percentage changes in our depiction of sales developments have been calculated on the basis of figures expressed in thousands of euros.

Sales trends by Business Area

Q1-4/2003

Net sales by Business Area and important indication areas*
	EURm		Change from Q1-4/2002				% of total
	Q1-4/2003	Q1-4/2002	total	volume/price	currency	structure**	Q1-4/2003	Q1-4/2002
Gynecology&Andrology	1,622	1,613	+1%	+11%	–10%	0%	34%	32%
Fertility control	1,333	1,256	+6%	+16%	–10%	0%	28%	25%
Hormone therapy	286	350	–18%	–7%	–10%	–1%	6%	7%
Specialized Therapeutics	1,560	1,637	–5%	+5%	–9%	–1%	32%	33%
Central nervous system (CNS)	852	873	–2%	+7%	–9%	0%	18%	17%
Cardiovascular	152	192	–21%	–13%	–8%	0%	3%	4%
Oncology	449	414	+8%	+13%	–12%	+7%	9%	8%
Diagnostics& Radiopharmaceuticals	1,312	1,406	–7%	+4%	–11%	0%	27%	28%
X-ray contrast media	598	654	–9%	0%	–9%	0%	12%	13%
MRI contrast agents	322	334	–4%	+8%	–12%	0%	7%	7%
Radiopharmaceuticals	133	146	–9%	–6%	–3%	0%	3%	3%
CM application technologies	254	264	–4%	+15%	–19%	0%	5%	5%
Dermatology	200	217	–7%	+3%	–8%	–2%	4%	4%
Other sources	134	150	–10%	–5%	–5%	0%	3%	3%
Total	4,828	5,023	–4%	+6%	–9%	–1%	100%	100%

Q4/2003

Net sales by Business Area and important indication areas*
	EURm		Change from Q4/2002				% of total
	Q4/2003	Q4/2002	total	volume/price	currency	structure**	Q4/2003	Q4/2002
Gynecology&Andrology	428	390	+10%	+18%	–8%	0%	34%	31%
Fertility control	361	318	+14%	+22%	–8%	0%	29%	25%
Hormone therapy	67	70	–3%	+6%	–9%	0%	5%	6%
Specialized Therapeutics	401	428	–6%	+5%	–8%	–3%	31%	34%
Central nervous system (CNS)	229	233	–2%	+7%	–9%	0%	18%	18%
Cardiovascular	40	45	–13%	–6%	–7%	0%	3%	3%
Oncology	109	107	+2%	+12%	–9%	–1%	9%	8%
Diagnostics& Radiopharmaceuticals	353	371	–5%	+4%	–9%	0%	28%	29%
X-ray contrast media	156	167	–6%	+0%	–6%	0%	12%	13%
MRI contrast agents	81	88	–8%	+2%	–10%	0%	6%	7%
Radiopharmaceuticals	34	36	–6%	–4%	–2%	0%	3%	3%
CM application technologies	82	79	+3%	+23%	–20%	0%	6%	6%
Dermatology	48	50	–2%	+4%	–6%	0%	4%	4%
Other sources	45	32	+37%	+39%	–2%	0%	3%	2%
Total	1,275	1,271	0%	+9%	–8%	–1%	100%	100%

* The indented figures do not add up to the total sales figures for the respective Business Area, because the total figures also include other indication areas

** Effects from acquisitions and divestitures

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Business: Dr Friedrich von Heyl, T: +49-30-468 152 96; friedrich.vonheyl@schering.de

Business: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de

Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de

Investor Relations: Niels Matusch, T: +49-30-468 150 62, niels.matusch@schering.de

Find additional information at: www.schering.de/eng

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the " Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the " Reform Act"), Schering Aktiengesellschaft ( the " Company") is providing the following cautionary statement. Except for historical information, statements contained in this Current Report on Form 6-K may constitute forward-looking statements. The words " believe", " anticipate", " expect", " intend", " estimate", " plan", " assume", " will", " may", " should", " risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Current Report on Form 6-K may include forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate and other risks related to financial assets and liabilities and equity price risk. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in may cases, beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by the forward- looking statements and from past results, performance or achievements. Certain factors that may cause such differences include but are not limited to the following:

  governmental factors, including legislative and regulatory changes;

  difficulties and uncertainties related to new product development;

  delays and uncertainties in the product approval process;

  factors affecting our ability to obtain or maintain patent or trademark protection for our key products and processes;

  factors adversely affecting the sale of our key products, including safety or efficacy concerns, increased competition from other products or manufacturing or supply disruptions;

  competitive factors, including pricing and product initiatives of our competitors;

  legal factors including product liability or other liability claims;

  factors adversely affecting the value of our minority investment in Aventis CropScience S. A., including the failure of Aventis CropScience to obtain regulatory approval or market acceptance for its products or disagreements between us and its majority shareholder;

  human resources factors, including our ability to attract and retain qualified personnel;

  economic factors over which we have no control, including changes in inflation, interest rates and foreign currency exchange rates, and overall economic conditions in areas such as Asia, Eastern Europe and Latin America;

  adverse developments in our relationships with our development, manufacturing and marketing partners;

  the impact of future investments, acquisitions and dispositions, and any delays, unexpected costs or other problems experienced in connection with such transactions;

  changes in environmental laws and regulations, which could cause us to incur significant costs in connection with ongoing compliance or liability for remediation; and

  other risks, uncertainties and factors inherent in our business.

These and other risks, uncertainties and factors are discussed in the Company's Form 20-F Registration Statement and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCHERING AKTIENGESELLSCHAFT

By: /s/ Dr. Susan Crisp-Jungklaus
Name: Dr. Susan Crisp-Jungklaus
Title: Head of Corporate Communication
Schering AG

By: /s/ Oliver Renner
Name: Oliver Renner
Title: Head of Business and Financial
Communication Schering AG

Date: February 5, 2004